NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

02034927

82-3822

02 JUN 17 AM 11:34

June 4, 2002

SUPPL

TSX Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news releases issued by Pat O'Brien, of Novawest Resources Inc., dated June 4, 2002 for your records.

Yours Sincerely,

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

CC. Securities and Exchange Commission, USA

dw 6/19

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

ADVISORY COMMITTEE APPOINTMENT

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed
DUNS Number 25-539-0528

June 4, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to announce the appointment of Mr. Donald J. Foran to the Company's Advisory Committee. Mr. Foran is a Vancouver based Management Consultant and brings a wealth of experience to the company. He has provided both corporate and regulatory expertise to a number of public companies.

Mr. Foran holds a Master of Business Administration (M.B.A.), a Bachelor of Science in Mechanical Engineering (B.S.M.E.), is a Registered professional Engineer in B.C. (P.Eng.) and as well is a Chartered Financial Analyst. He has served as an Associate (Mentor) in the New Enterprise Program, Simon Fraser University; as Chairman of the Advisory Committee, Business Administration (Double Diploma) Program, British Columbia Institute of Technology; and as a Sessional Lecturer, Faculty of Engineering, University of British Columbia.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km (150,000 acre) Raglan Ni-PGM-Co-Cu Project, southeastern Ontario (Nickel-Royale 32,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (Lone Eagle Gold Project, GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of Novawest Resources Inc. trade on the TSX Venture Exchange in Canada under the trading symbol "NVE". NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

ADVISORY COMMITTEE APPOINTMENT

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed
DUNS Number 25-539-0528

June 4, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to announce the appointment of Mr. Donald J. Foran to the Company's Advisory Committee. Mr. Foran is a Vancouver based Management Consultant and brings a wealth of experience to the company. He has provided both corporate and regulatory expertise to a number of public companies.

Mr. Foran holds a Master of Business Administration (M.B.A.), a Bachelor of Science in Mechanical Engineering (B.S.M.E.), is a Registered professional Engineer in B.C. (P.Eng.) and as well is a Chartered Financial Analyst. He has served as an Associate (Mentor) in the New Enterprise Program, Simon Fraser University; as Chairman of the Advisory Committee, Business Administration (Double Diploma) Program, British Columbia Institute of Technology; and as a Sessional Lecturer, Faculty of Engineering, University of British Columbia.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km (150,000 acre) Raglan Ni-PGM-Co-Cu Project, southeastern Ontario (Nickel-Royale 32,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (Lone Eagle Gold Project, GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of Novawest Resources Inc. trade on the TSX Venture Exchange in Canada under the trading symbol "NVE". NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman